Exhibit 99.1

March 4, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FISCAL YEAR 2014 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s year ended December 31, 2014. The full version of the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and Annual Information Form (“AIF”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Our operations had a very strong finish in 2014, with record silver, gold and silver equivalent production, despite a difficult start to the year,” stated Robert Archer, President & CEO. “We brought the San Ignacio Mine into production, discovered new high grade silver-gold mineralization there, and increased the overall resource base at the Guanajuato Mine Complex. I would also like to congratulate our entire team on their ongoing efforts to improve efficiencies and grade control. These efforts translated into a modest reduction in our cash cost year-over-year, although we still have work to do in this regard.”

Margins and cash flows for 2014 were significantly impacted by a 20% decline in the average silver price compared to 2013, and a 10% decline in the average gold price. The decline in the average gold price also reduced by-product credits and therefore lessened the year-over-year reduction in cash cost. Great Panther has operational flexibility to react to lower metal prices as its mines each comprise multiple operating areas, with varying grade and cost profiles. In addition, the Company has no debt and a strong working capital, which better positions it against a backdrop of metal price volatility.

Financial results for 2014 were also significantly impacted by $11.7 million of non-cash impairment charges taken in the fourth quarter. The significant decline in metal prices and a reduction in forecast expectations for metal prices were the principal factors accounting for the charge.

Fiscal Year 2014 compared to Fiscal Year 2013 (unless otherwise noted)

•	Throughput totalled 344,257 tonnes (including 9,058 tonnes of milling for a third party), an 18% increase. The start-up of the San Ignacio mine in June 2014 was the primary contributor of growth;

•	Record metal production of 3,187,832 silver equivalent ounces (“Ag eq oz”), a 12% increase, including 376,642 Ag eq oz from San Ignacio;

•	Silver production increased 11% to a record 1,906,645 silver ounces;

•	Gold production increased 5% to a record 16,461 gold ounces;

•	Cash cost per silver payable ounce (“cash cost”) decreased 5% to US$12.78;

•	All-in sustaining cost (“AISC”) per silver payable ounce decreased 16% to US$22.07;

•	Revenues totalled $54.4 million, an increase of 1%;

•	Net loss was $33.0 million, compared to net loss of $12.7 million;

•	Adjusted EBITDA was negative $0.3 million compared to $5.2 million;

•	Cash flow from operating activities, before changes in non-cash working capital (“NCWC”), was $1.2 million compared to $5.5 million;

•	Cash and cash equivalents were $18.0 million at December 31, 2014 compared to $21.8 million at December 31, 2013; and

•	Net working capital decreased to $32.9 million at December 31, 2014 from $38.2 million at December 31, 2013.

Fourth quarter 2014 compared to fourth quarter 2013 (unless otherwise noted):

•	Throughput increased 32% to 94,886 tonnes (including 2,312 tonnes of milling for a third party);

•	Achieved record quarterly metal production of 911,048 Ag eq oz, a 19% increase, including 132,594 Ag eq oz from San Ignacio;

•	Silver production increased 13% to 550,010 silver ounces;

•	Gold production increased 24% to a record 4,822 gold ounces;

•	Cash cost increased 38% to US$12.23;

•	Revenues totalled $14.2 million, a decrease of 10% which is reflective of the significantly lower average metal prices;

•	Net loss was $26.9 million, compared to net loss of $7.4 million;

•	Adjusted EBITDA was negative $1.2 million compared to $4.1 million; and

•	Cash flow from operating activities, before changes in NCWC, was negative $1.3 million compared to $4.9 million.

OPERATING AND FINANCIAL RESULTS SUMMARY

(in CAD 000s except ounces, amounts per share and per ounce)	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
OPERATING
Tonnes milled (excluding custom milling)	92,574	69,601	33%	335,199	283,608	18%
Silver equivalent ounces produced[1]	911,048	763,881	19%	3,187,832	2,840,844	12%
Silver ounce production	550,010	484,937	13%	1,906,645	1,711,215	11%
Gold ounce production	4,822	3,881	24%	16,461	15,714	5%
Silver payable ounces	534,664	508,801	5%	1,729,503	1,625,134	6%
Cost per tonne milled (USD)[2]	$111.08	$119.53	-7%	$119.52	$131.04	-9%
Cash cost per silver payable ounce (USD)[2]	$12.23	$8.85	38%	$12.78	$13.45	-5%
AISC per silver payable ounce(USD)[2]	$21.46	$15.77	36%	$22.07	$26.26	-16%
AIC per silver payable ounce (USD)[2]	$21.48	$17.40	23%	$22.98	$27.44	-16%
FINANCIAL
Revenue	$14,244	$15,837	-10%	$54,390	$53,954	1%
Gross profit before non-cash items[2]	$2,159	$5,719	-62%	$10,775	$14,131	-24%
Gross profit (loss)	$(2,693)	$1,523	-277%	$(6,161)	$640	-1,063%
Net loss	$(26,948)	$(7,359)	263%	$(33,013)	$(12,729)	159%
Adjusted EBITDA[2]	$(1,211)	$4,101	-130%	$(277)	$5,163	-105%
Operating cash flows before changes in NCWC	$(1,253)	$4,934	-125%	$1,171	$5,495	-79%
Cash at end of period	$17,968	$21,760	-17%	$17,968	$21,760	-17%
Working capital at end of period	$32,907	$38,224	-14%	$33,907	$38,224	-14%
Average realized silver price (USD)[3]	$15.78	$20.15	-22%	$18.28	$22.89	-20%
PER SHARE AMOUNTS
Loss per share – basic	$(0.19)	$(0.05)	280%	$(0.24)	$(0.09)	167%
Loss per share – diluted	$(0.19)	$(0.05)	280%	$(0.24)	$(0.09)	167%

[1] Silver equivalent ounces are referred to throughout this document. For 2014, Aq eq oz have been established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the GMC and Topia operations.

[2] The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section in the December 31, 2014 MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[3] Average realized silver price is prior to smelting and refining charges.

DISCUSSION OF FULL YEAR 2014 FINANCIAL RESULTS

For the year ended December 31, 2014, the Company earned revenues of $54.4 million, compared to $54.0 million for 2013. A 4% increase in sales volume on a silver equivalent ounce basis, a 7% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars, and a reduction in smelting and refining charges were all factors that contributed to the increase in revenues. Revenue growth however, was limited by the impact of decreases in the average realized silver price (US$18.28 compared to US$22.89), and the average realized gold price (US$1,244.92 compared to US$1,359.53).

Cost of sales before non-cash items increased 10% to $43.6 million for the year ended December 31, 2014, compared to $39.8 million in 2013. The increase in cost of sales is primarily attributable to a 17% increase in ore tonnes milled in 2014 compared to 2013. The increase in throughput was partly offset by a 9% decrease in cost per tonne milled.

Gross profit before non-cash items decreased 20% primarily as a result of the 10% increase in cost of sales before non-cash items, which exceeded the increase in revenue. This is attributed to the impact of lower metal prices and lower grades that would have otherwise contributed to a larger increase in revenue.

Amortization and depletion increased 27% due to a reduction of the Measured and Indicated resource at Guanajuato based on the updated NI 43-101 Resource estimate issued in December 2013, the ongoing additions to mineral properties, plant and equipment, and the increase in sales on a silver equivalent ounce basis. The reduction of the resource in 2013 had the effect of reducing the amortization base for 2014 and therefore increasing the amortization expense per unit produced and sold.

For the year ended December 31, 2014, gross loss was $6.2 million compared to a $0.6 million gross profit in 2013. The increase in gross loss was due to the $3.8 million increase in cost of sales before non-cash items and the $3.5 million increase in amortization and depletion expense.

General and administrative (G&A) expenses decreased $0.7 million which reflects the impact of cost reductions initiated in 2013. In addition, G&A expenses for the comparative period of 2013 reflected non-recurring severance costs incurred in the second quarter of 2013.

Exploration and evaluation (E&E) expenses increased $2.2 million primarily related to San Ignacio development expenditures of $2.4 million incurred after the start of construction and development in the fourth quarter of 2013 and the addition of a $0.5 million reclamation and remediation provision for San Ignacio . This was partly offset by a reduction in consulting fees and drilling costs particularly due to the cessation of a surface drill program at El Horcon in 2013. The Company made the decision to begin development of San Ignacio based on internal economic assessments and began development late in 2013 and entered into commercial production in June 2014. Ongoing development expenditures for San Ignacio continued to be expensed as the project does not meet the criteria for capitalization under IFRS.

A pre-tax non-cash impairment charge of $11.7 million was recorded in 2014, compared to a pre-tax non-cash impairment charge of $12.0 million in 2013. The 2014 charge consists of a $3.9 million charge against the carrying value of the GMC mineral property, a $4.8 million charge against the GMC assets, and a $3.0 million charge against the carrying value of the Topia Mine. The charges are attributed to a decline in silver and gold prices and lower forecast expectations for future metal prices. In addition, a reduction in Measured, Indicated and Inferred resources at Guanajuato during 2014 contributed to the charges specific to Guanajuato.

Finance and other expense was $1.4 million for the year ended December 31, 2014, compared to finance and other income of $5.4 million in 2013. Fluctuations in foreign exchange gains and losses explain $6.0 million of the variation year to year, and most of the balance is attributed to $0.7 million of expenses and losses associated with the illegal occupation of the Guanajuato mine during the first quarter of 2014. Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company funds its Mexican subsidiaries through Canadian and US dollar loans and fluctuations in the Mexican peso can create significant unrealized foreign exchange gains and losses on the loans. These unrealized gains and losses are recognized in the consolidated net income of the Company. During 2014, the Mexican peso weakened 3% compared to the Canadian dollar resulting in net foreign exchange losses, whereas during 2013 the Mexican peso strengthened 5% compared to the Canadian dollar resulting in net foreign exchange gains.

Net income tax expense was $2.1 million during the 2014 year compared to $3.5 million income tax recovery in the comparative period. The net income tax expense realized during 2014 relates to valuation allowances taken against tax losses and other deductible temporary differences as management has reassessed the ability and timeframe to realize the benefit of such tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

Net loss for the year ended December 31, 2014 was $33.0 million, compared to a net loss of $12.7 million for the same period in 2013. The increase in net loss is accounted for by the $6.8 million increase in gross loss, $5.6 million increase in income tax expense and the $6.8 million increase in Finance and other expense (due mainly to foreign exchange fluctuation described above), and $2.2 million increase E&E expenses. These factors were partially offset by a $0.7 million decrease in G&A expenses.

Adjusted EBITDA was negative $0.3 million for 2014, compared to adjusted EBITDA of $5.2 million for 2013. The decrease in adjusted EBITDA is primarily attributed to a $3.4 million decrease in gross profit excluding non-cash items, a $2.2 million increase in E&E expenses, and a $0.7 million increase in other expenses associated with the illegal occupation of the Guanajuato mine during the first quarter of 2014. These factors were partly offset by a $0.7 million reduction in G&A expenses.

DISCUSSION OF FOURTH QUARTER 2014 FINANCIAL RESULTS

For the three months ended December 31, 2014, the Company earned revenues of $14.2 million, compared to $15.8 million for the same period in 2013, a decrease of 9%. This was partly due to a 5% decrease in sales volume on a silver equivalent ounce basis as a result of declines and higher inventory levels at the GMC. Further contributing to the decrease was a lower average realized silver price (US$15.78 compared to US$20.15) and a lower average realized gold price (US$1,188.29 compared to US$1,254.80). The decline in metal prices was partly mitigated by an 8% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars.

Cost of sales before non-cash items increased by 19% compared to the fourth quarter of 2013, and was primarily attributable to a 32% increase in tonnes milled. The increase in throughput was partly offset by a 7% decrease in cost per tonne milled.

Gross profit before non-cash items decreased to $2.2 million in the fourth quarter of 2014 compared to $5.7 million in the fourth quarter of 2013, as a result of the 9% decrease in revenues and the 19% increase in cost of sales before non-cash items.

General and administrative expenses were $2.1 million for the fourth quarter of 2014 compared to $1.5 million for the same period in 2013. The increase primarily reflects expenditures in connection with the structuring of Great Panther’s Canadian parent company’s investment in its Mexican subsidiaries, and related tax and legal advisory fees.

Exploration and evaluation expenses were $1.6 million for the fourth quarter of 2014 compared to $0.3 million for the same period in 2013. The increase is primarily due to $0.7 million of San Ignacio development expenditures incurred in the fourth quarter of 2014, while there were no such expenditures in the fourth quarter of 2013, and $0.5 million relating to a San Ignacio reclamation and remediation provision.

A pre-tax non-cash impairment charge of $11.7 million was recorded in the fourth quarter of 2014, compared to a pre-tax non-cash impairment charge of $12.0 million in the fourth quarter of 2013.

Finance and other expense was a $4.3 million for the fourth quarter of 2014, compared to income of $4.1 million for the same period in 2013. The change is primarily attributed to $4.4 million foreign currency loss recognized in the fourth quarter of 2014. This compared to a foreign currency gain of $4.0 million in the fourth quarter of 2013.

The Company recorded income tax expense of $4.6 million for the fourth quarter of 2014 compared to a recovery of $0.9 million in the fourth quarter of 2013. The net expense realized during the fourth quarter of 2014 relates to valuation allowances taken against tax losses and other deductible temporary differences as management has reassessed the ability and timeframe to realize the benefit of such tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

Net loss for the fourth quarter of 2014 was $27.0 million compared to a net loss of $7.0 million in the comparative quarter of 2013. The largest factors contributing to the increase in net loss is the $6.8 million increase in finance and other expenses and the $5.4 million increase in income tax expense. Other factors are the $4.2 million increase in gross loss, the $2.2 million increase in E&E expenses, and $0.7 million increase in G&A expenses

Adjusted EBITDA was negative $1.2 million for the fourth quarter of 2014, compared to adjusted EBITDA of $4.1 million for the same period in 2013. The decrease in adjusted EBITDA primarily reflects the $3.6 million decline in gross profit before non-cash items, $1.3 million higher E&E expenses and $0.6 million higher G&A expenses.

CASH COST AND ALL-IN COSTS

Cash cost was US$12.78 for the year ended December 31, 2014, a 5% decrease compared to US$13.45 for the year ended December 31, 2013. The decrease is mainly explained by reductions in costs per tonne milled and in smelting and refining charges. These factors were partially offset by lower by-product credits due to lower metal prices and lower gold grades. In addition, a decline in silver grades reduced payable silver ounces per tonne of ore. Cash cost and the associated by-product credits are computed based on sales during the period (rather than production) and, as such, the amount of the by-product credit may not directly correlate to the production reported for the period.

AISC for the year ended December 31, 2014 decreased to US$22.07 from US$26.26 in the year ended December 31, 2013. This reduction is primarily due to 41% and 23% reduction in E&E and mine development expenditures respectively. The reduction in cash cost and the favourable impact of a 6% increase in silver payable ounces compared with 2013 considerably further reduced these expenses on a per payable ounce basis.

Cash cost was US$12.23 for the fourth quarter of 2014, an increase from US$8.85 in the fourth quarter of 2013. While Topia saw a 5% reduction in cash cost, this was more than offset by an 89% increase in cash cost at the GMC. The increase in cash cost at the GMC in the fourth quarter of 2014 is mainly due to a decline in silver grades and lower gold by-product credits due to lower gold prices despite an increase in gold ounces sold. These factors were partly offset by a decrease in cost per tonne milled and a reduction in smelting and refining charges.

AISC increased from US$15.77 in the fourth quarter of 2013 to US$21.46 in the fourth quarter of 2014, primarily due to the increase in cash costs described above. This was partially offset by the favourable impact of a 5% increase in silver payable ounces which reduced G&A, E&E and sustaining capital expenditures on a per silver payable ounce basis.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost, AISC and AIC and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH AND WORKING CAPITAL AT DECEMBER 31, 2014

At December 31, 2014, the Company had cash and cash equivalents of $18.0 million compared to $21.8 million at December 31, 2013. Cash decreased by $3.8 million from the end of 2013 primarily due to $8.4 million of investing activities (primarily capital expenditures) incurred in 2014, which exceeded cash generated from operating activities of $3.5 million. During 2014, the Company also realized $0.8 million in proceeds from the exercise of options, and $0.4 million increase in cash related to favourable foreign currency translation primarily on US dollar cash deposits.

At December 31, 2014, the Company had working capital of $32.9 million compared to $38.2 million at December 31, 2013. Working capital decreased by $5.3 million as cash and cash equivalents decreased $3.8 million (as described above), current assets (excluding cash) decreased $2.4 million, and trade and other payables decreased $0.9 million.

OUTLOOK

Production at San Ignacio is expected to continue to increase in 2015 as the focus shifts to the new high grade and thicker vein zones to the south of the 2014 workings. This, in addition to a continuing effort to improve grades at the main Guanajuato mines and at Topia, is expected to deliver 3.5 to 3.6 million Ag eq oz[4] in 2015. This represents an approximate 10% increase over 2014, including a small impact from the change in ratios to determine Ag eq oz to account for the movement in metal prices over the past year.

Cash costs are anticipated to be in the range of US$11.50-12.50/oz of payable silver, while AISC are projected to be US$18.50-19.85/oz of payable silver. Naturally, the Company will strive to achieve costs which are lower than guidance.

Production and cash cost guidance	FY 2015 Guidance Range	FY 2014 Actual
Total silver equivalent ounces	3,500,000 – 3,600,000	3,187,832
Cash cost per silver payable ounce (USD)[5]	$ 11.50 – $ 12.50	$ 12.78
AISC (USD) [2]	$ 18.50 – $ 19.85	$ 21.81

Great Panther expects to spend between $10 to $12 million in 2015 on mine development and diamond drilling at the GMC and Topia Mine, and on the acquisition of new mining and plant equipment to support further operational efficiencies.

The Company plans approximately 19,000 metres of exploration drilling in 2015 to further define resources, look for vein extensions and test new targets. Planned drilling consists of 14,000 metres at Guanajuato and 5,000 metres at San Ignacio.

[1] Silver equivalent ounces for 2015 guidance have been calculated using a 65:1 Au:Ag ratio, and ratios of 1:0.05 and 1:0.056 for the US dollar price of silver ounces to the US dollar price for lead and zinc pounds, respectively. These ratios will be applied consistently for the reporting of silver equivalent ounce production for 2015.

[2] “Cash cost” and “AISC” are non-IFRS measures. Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the company’s financial statements.

WEBCAST AND CONFERENCE CALL TO DISCUSS FISCAL YEAR 2014 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on March 5, 2015, at 7:00 AM Pacific Standard Time, 10:00 AM Eastern Standard Time. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration www.greatpanther.com

U.S. & Canada Toll-Free (866) 832 4290

International Toll (919) 825 3215

Conference ID 75965326

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to gross profit before non-cash items, adjusted EBITDA, cost per tonne milled, cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce, and all-in cost per silver payable ounce which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the year ended December 31, 2014, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

Robert A. Archer President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at December 31, 2014 and December 31, 2013

	2014	2013

Assets

Current assets:
Cash and cash equivalents	$ 17,968	$ 21,760
Trade and other receivables	10,697	14,483
Income taxes recoverable	170	570
Inventories	8,928	7,212
Other current assets	750	725
	38,513	44,750
Non-current assets:
Mineral properties, plant and equipment	29,770	51,276
Exploration and evaluation assets	3,081	3,181
Intangible assets	366	665
Deferred tax asset	71	247
	$ 71,801	$ 100,119

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$ 5,606	$ 6,527
Non-current liabilities:
Reclamation and remediation provision	3,378	2,440
Deferred tax liability	4,088	2,332
	13,072	11,299

Shareholders’ equity:
Share capital	124,178	123,022
Reserves	10,298	8,532
Deficit	(75,747)	(42,734)
	58,729	88,820
	$ 71,801	$ 100,119

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2014 and 2013

	2014	2013

Revenue	$ 54,390	$ 53,954
Cost of sales
Production costs	43,615	39,822
Amortization and depletion	16,570	13,047
Share-based payments	366	445
	60,551	53,314

Gross profit (loss)	(6,161)	640

General and administrative expenses
Administrative expenses	6,450	7,156
Amortization and depletion	311	300
Share-based payments	329	380
	7,090	7,836

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	4,429	2,306
Share-based payments	161	86
	4,590	2,392

Impairment of mineral properties, plant and equipment	11,743	12,042

	(29,584)	(12,630)

Finance and other income (expense)
Interest income	226	335
Finance costs	(58)	(53)
Foreign exchange gain (loss)	(1,349)	4,648
Other income (expense)	(173)	493
	(1,354)	5,423

Loss before income taxes	(30,938)	(16,207)

Income tax expense (recovery)
Current	191	183
Deferred	1,884	(3,661)
	2,075	(3,478)
Net loss for the year	$ (33,013)	$ (12,729)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	1,314	296
Change in fair value of available-for-sale financial assets	(6)	(71)
	1,308	225
Total comprehensive loss for the year	$ (31,705)	(12,504)

Loss per share	$ (0.24)	$ (0.09)
Basic	$ (0.24)	$ (0.09)
Diluted

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2014 and 2013

	2014	2013

Cash flows from operating activities
Net loss for the period	$ (33,013)	$ (12,729)
Items not involving cash:
Amortization and depletion	16,881	13,347
Impairment of mineral properties, plant and equipment	11,743	12,042
Unrealized foreign exchange loss (gain)	1,925	(3,671)
Deferred income tax expense (recovery)	1,884	(3,661)
Share-based payments	856	911
Gain on disposition of plant and equipment	(11)	(51)
Other non-cash items	1,008	(282)
	1,273	5,906

Interest received	191	263
Income taxes paid	(292)	(674)
Net cash before changes in non-cash working capital	1,172	5,495

Changes in non-cash working capital:
Decrease in trade and other receivables	3,879	3,689
Decrease (increase) in income taxes recoverable	387	(440)
Increase in inventories	(1,211)	(22)
Decrease (increase) in other current assets	(52)	1,288
Decrease in trade and other payables	(701)	(1,392)
Net cash from operating activities	3,474	8,618

Cash flows from investing activities:
Additions to intangible assets	(18)	(256)
Additions to mineral properties, plant and equipment	(8,428)	(13,524)
Proceeds from disposal of plant and equipment	15	62
Proceeds from short term investments	-	5,085
Net cash used in investing activities	(8,431)	(8,633)

Cash flows from financing activities:
Proceeds from exercise of options	758	388
Net cash from financing activities	758	388

Effect of foreign currency translation on cash and cash equivalents	407	652

Increase (decrease) in cash and cash equivalents	(3,792)	1,025
Cash and cash equivalents, beginning of period	21,760	20,735
Cash and cash equivalents, end of year	$ 17,968	$ 21,760